       As filed with the Securities and Exchange Commission on November 13, 2001
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ----------------------

                               TRINTECH GROUP PLC
                       (Name of Subject Company (Issuer))

                             ----------------------
                               TRINTECH GROUP PLC
                        (Name of Filing Person (Offeror))

    Options Granted Under the 1997 Trintech Group PLC Share Option Scheme, as amended, to acquire Ordinary Shares (as represented by American Depositary
                                Shares ("ADSs")
                         (Title of Class of Securities)

                                    896682101
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)
                             ----------------------

                                   Kevin Shea
                             Chief Strategy Officer
                                 Trintech, Inc.
                          2755 Campus Drive, Suite 220
                           San Mateo, California 94403
                                 (650) 227-7000

 (Name, address, including zip code, and telephone number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                             ----------------------

                                    Copy to:
                             Steven V. Bernard, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                            Palo Alto, CA 94304-1050
                                 (650) 493-9300

                             ----------------------

                            CALCULATION OF FILING FEE
===================================== ========================================
  Transaction Valuation*                   Amount of Filing Fee

------------------------------------- ----------------------------------------

       $3,184,649.49                              $636.93
===================================== ========================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to acquire 2,570,833 Ordinary Shares (5,141,666 equivalent
ADSs) of Trintech Group PLC will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

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[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            Not applicable.
         Form or Registration No.:          Not applicable.
         Filing party:                      Not applicable.
         Date filed:                        Not applicable
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 1.  Summary Term Sheet.

         The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.


Item 2.  Subject Company Information.

(a)      Name and Address.
         -----------------

         The name of the issuer is Trintech Group PLC, a public limited company, organized under the laws of the Republic of Ireland (the "Company"). The Company's registered office and principal place of business is located at Trintech Building, South County Business Park, Leopardstown, Dublin 18, Ireland, and its telephone number is 011-353-1-207-4000. The Company's principal place of business in the United States of America is 2755 Campus Drive, San Mateo, California 94403, and its telephone number in the United States is 650-227-7000. The information set forth in the Offer to Exchange under the caption "Information Concerning Trintech - Our Company" is incorporated herein by reference.

(b)      Securities.
         ----------

         This Schedule TO relates to an offer by the Company to grant eligible employees the opportunity to tender for exchange all outstanding, unexercised options granted under the 1997 Trintech Group PLC Share Option Scheme, as amended (the "Plan") to acquire the Company's Ordinary Shares, for new options ("New Options") to purchase Ordinary Shares to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related email to eligible employees, the Election Form, the Notice to Change Election from Accept to Reject and the Promise to Grant New Options. An "eligible employee" refers to all employees of Trintech or one of our subsidiaries who are employees on the date this offer commences and the date on which the tendered options are cancelled, but only if they are residents of or employed in Ireland, the United Kingdom, the United States or Germany and are subject solely to the tax laws of such countries. In addition, all members of our Board of Directors, all members of our Advisory Board and all of our executive officers are not "eligible employees" and may not participate in the offer. In addition, options to purchase our shares owned by affiliates are not eligible to be tendered in the offer. The number of shares granted to each eligible employee will be equal to the number of shares subject to the unexercised options that the eligible employee tenders for exchange.

         The ordinary shares underlying the options are currently traded in the United States and Germany in the form of ADSs. Each ADS represents one-half (1/2) of one ordinary share, after taking into account a two-for-one ADS stock split effected on March 21, 2000. Our ADSs are listed and principally traded on the Nasdaq National Market under the symbol "TTPA" and on the Neuer Markt segment of the Frankfurt Stock Exchange in Germany under the symbol "TTP." The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Bank of New York, as Depositary.

         As of November 9, 2001, (i) 30,443,720 ordinary shares (60,887,440 equivalent ADSs) were issued and outstanding and (ii) options to acquire 4,150,612 ordinary shares (8,301,224 equivalent ADSs) were issued and outstanding under the Plan.

         The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "The Offer" entitled "Basic Terms," "Acceptance of Options for Exchange and Issuance of New Options" and "Terms of New Options" is incorporated herein by reference.

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(c) Trading Market and Price.
    ------------------------

         The information set forth in the Offer to Exchange under the caption "Information Concerning Trintech - Price Range of Shares Underlying the Options" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) Name and Address.
    ----------------

         The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) Material Terms.
    --------------

         The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Introduction", "The Offer", "Legal Matters; Regulatory Approvals", and "Taxation" is incorporated herein by reference.

(b) Purchases.
    ----------

         The information set forth in the Offer to Exchange under the caption "Information Concerning Trintech - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company's Securities.
    ------------------------------------------------------

         The information set forth in the Offer to Exchange under the caption "Information Concerning Trintech - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is herein incorporated by reference. The Plan and form of stock option agreements attached hereto as Exhibit (d)(1) and (d) (2) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes.
    ---------

         The information set forth in the Offer to Exchange under the caption "Purpose of the Offer" is incorporated herein by reference.

(b) Use of Securities Acquired.
    --------------------------

         The information set forth in the Offer to Exchange under the captions "The Offer - Acceptance of Options for Exchange and Issuance of New Options" and "The Offer - Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

(c) Plans.
    -----

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         The information set forth in the Offer to Exchange under the caption
"Purpose of the Offer" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) Source of Funds.
             ---------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Terms of New Options" is incorporated herein by reference.

         (b) Conditions.
             -----------

         The information set forth in the Offer to Exchange under the caption "The Offer - Conditions of the Offer" is incorporated herein by reference.


         (d) Borrowed Funds.
             --------------

         Not applicable.

Item 8.  Interests in Securities of the Subject Company.

         (a) Securities Ownership.
             --------------------

         The information set forth in the Offer to Exchange under the caption "Information Concerning Trintech - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

         (b) Securities Transactions.
             -----------------------

         The information set forth in the Offer to Exchange under the caption "Information Concerning Trintech - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or Recommendations.
             --------------------------------

         Not applicable.

Item 10. Financial Statements.

         (a) Financial Information.
             ---------------------

         The information set forth in the Offer to Exchange under the captions "Information Concerning Trintech - Financial Information" and "Additional Information", and on pages F-1 to F-30 of the Company's Annual Report on Form 20-F for its fiscal year ended January 31, 2001 and on pages 3 through 9 of the Company's Quarterly Report on Form 6-K for its fiscal quarter ended July 31, 2001 which contains Trintech's financial statements is incorporated herein by reference. Such Annual Report on Form 20-F and Quarterly Report on Form 6-K may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in the Offer to Exchange under the caption "Additional Information".

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         (b) Pro Forma Information.
             ---------------------

         Not applicable.

Item 11. Additional Information.

         (a) Agreements, Regulatory Requirements and Legal Proceedings.
             ---------------------------------------------------------

         The information set forth in the Offer to Exchange under the caption "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

         (b) Other Material Information.
             --------------------------

         Not applicable.

Item 12. Exhibits.

         (a) (1)   Offer to Exchange, dated November 13, 2001
             (2)   Form of email to Eligible Employees
             (3)   Form of Election Form
             (4)   Form of Notice to Change Election from Accept to Reject
             (5)   Form of Promise to Grant New Options
             (6)   Form of Joint Election for U.K. employees, subject to
                   approval of U.K. Inland Revenue
             (7)   Trintech Group PLC 1997 Share Option Scheme Plan Prospectus
         (b)       Not applicable
         (d)(1)    Trintech Group PLC Share Option Scheme
         (d)(2)    Form of Option Agreement pursuant to the 1997 Trintech Group
                   PLC Share Option Scheme
         (g)       Not applicable
         (h)       Not applicable

Item 13. Information Required by Schedule 13E-3.
         --------------------------------------

         Not applicable.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 13, 2001                TRINTECH GROUP PLC
                                        By: /s/ R. Paul Byrne
                                           -------------------------------------
                                           Name: R. Paul Byrne
                                           Title: Chief Financial Officer

                                  EXHIBIT INDEX

(a)(1)            Offer to Exchange, dated November 13, 2001
   (2)            Form of email to Eligible Employees
   (3)            Form of Election Form
   (4)            Form of Notice to Change Election from Accept to Reject
   (5)            Form of Promise to Grant New Options
   (6) Form of Joint Election for U.K. employees, subject to approval of U.K. Inland Revenue
   (7)            Trintech Group PLC 1997 Share Option Scheme Plan Prospectus
(b)               Not applicable
(d)(1)            Trintech Group PLC Share Option Scheme
(d)(2) Form of Option Agreement pursuant to the 1997 Trintech Group PLC Share Option Scheme
(g)               Not applicable
(h)               Not applicable